UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September 2017

Commission File Number 001-33042

Rosetta Genomics Ltd.
(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Rosetta Genomics Ltd.

On September 25, 2017 Rosetta Genomics Ltd. (“Rosetta” or the “Company”) held an Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”). The proxy statement for the Extraordinary Meeting (the “Proxy Statement”) was filed by the Company with the Securities and Exchange Commission as Exhibit 99.1 to its Report on Form 6-K on August 14, 2017, and is incorporated herein by reference. Both of the proposals set forth in the Proxy Statement and put before the shareholders were approved at the Extraordinary Meeting.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date:September 25, 2017	By:	/s/ Ron Kalfus
Ron Kalfus Chief Financial Officer